aHB



17018714

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 2 1 2017
16 REGISTRATIONS BRANCH

Washington, D. C 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65324

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 AND ENDING December 31, 2015

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JFD Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Fairfield Terrace
(No. and Street)

Short Hills	NJ	07078
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott Rothman 973-985-9533
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	Monmouth Beach	NJ	07750
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Scott Rothman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JFD Securities, Inc., as of December 31, 2015, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHRYN PAIGE DEVITO
Notary Public - State of New York
NO. 01DE6305958
Qualified in Queens County
My Commission Expires Jun 16, 2018

Signature

President + CEO

Title

Kathryn DeVito

Notary Public

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Exemption report and audit review

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

JFD SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2015

JFD Securities, Inc.
Audited Financial Statements
Table of Contents

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholder
JFD Securities, Inc.

We have audited the accompanying statement of financial condition of JFD Securities, Inc., as of December 31, 2015 and the related statements of operations, changes in shareholder equity, net capital computation, and cash flows for the year then ended. These financial statements are the responsibility of JFD Securities, Inc.'s management. Our responsibility is to express and opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JFD Securities, Inc. as of December 31, 2015 and the results of its operations, net capital computation, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses and had no revenues during the year, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III - Exemptive Provision under SEC Rule 15c3-3 (supplemental information) has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. section 240.17 a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, New Jersey
February 18, 2016

JFD Securities, Inc.
Balance Sheet
As of December 31, 2015

ASSETS	
Current assets:	
Cash	$11,745
Total Current Assets	$11,745
Total Assets	$11,745
LIABILITIES & STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable & accrued expenses	$0
Total Liabilities	$0
Stockholder's equity:	
Common stock, $.05 par value, 2,000 shares authorized and issued	$100
Additional paid - in capital	168,848
Dividends paid	(209,250)
Retained Earnings	52,047
Total stockholder's equity	11,745
Total Liabilities & Stockholder's Equity	$11,745

Please see the notes to the financial statements.

JFD Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2015

General and administrative expenses:	
General administration	$14,353
Total general and administrative expenses	14,353
Loss before income tax provision	($14,353)
Provision for income taxes	($374)
Net loss	($14,727)

Please see the notes to the financial statements.

JFD Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

Operating activities:	
Net loss	($14,727)
Net cash used by operations	($14,727)
Financing activities:	
Capital contributed by stockholder	$7,750
Net cash provided by financing activities	7,750
Net decrease in cash during the fiscal year	($6,977)
Cash at December 31, 2014	18,722
Cash at December 31, 2015	$11,745
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$374

Please see the notes to the financial statements.

JFD Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

	Par Common Stock	Additional Paid - In Capital	Retained Earnings	Dividends Paid	Stockholders' Equity
Balance at December 31, 2014	$100	$161,098	$66,774	($209,250)	$18,722
Stockholder contributions		7,750			7,750
Net income for the fiscal year			(14,727)		(14,727)
Balance at December 31, 2015	$100	$168,848	$52,047	($209,250)	$11,745

Please see the notes to the financial statements.

JFD Securities, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2015

1. Organization

JFD Securities, Inc. (the Company) is a privately held corporation formed in New Jersey for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA) to provide securities execution services. The Company receives a commission on stock and option transactions and is paid based on the amount of trades transacted. The Company has no commission revenues in fiscal 2015.

2. Going Concern

The accompanying financial statements have been presented in accordance with generally accepted accounting principles in the U.S., which assume the continuity of the Company as a going concern. However, the Company has incurred significant losses on material revenues to date and relies on financing from shareholder contributions. Management's plans with regard to this matter are as follows:

The Company is considering selling its BD license and ceasing operations.

3. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholder and therefore, no provision for federal income taxes has been included in these financial statements.

4. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2015 because of their short term nature.

5 Subsequent Events

The Company has made a review of material subsequent events from December 31, 2015 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II

Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Stockholders' equity	$11,745
DEBITS:	
Nonallowable assets:	0
NET CAPITAL	$11,745
Haircuts	0
ADJUSTED NET CAPITAL	$11,745
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$6,745
AGGREGATE INDEBTEDNESS:	
Accounts payable & accrued expenses	$0
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.00%
Excess net capital previously reported	$6,745
Excess net capital per this report	$6,745

JFD Securities, Inc.
45 Fairfield Terrace
Short Hills, NJ 07078

Schedule III
December 31, 2015

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

JFD Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief JFD Securities, Inc. states the following:

JFD Securities, Inc. claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

JFD Securities, Inc. met the identified provision throughout the most recent fiscal year without exceptions.

Thank you.



Scott Rothman
President

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) JFD Securities, Inc. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which JFD Securities, Inc. claimed an exemption from 17 C.F.R. section 240.15c3-3: 2(ii) (the "exemption provisions) and (2) JFD Securities, Inc. stated that it has met the identified exemption provisions through the most recent fiscal year without exception. JFD Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about JFD Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Donahue Associates LLC

Donahue Associates LLC
Monmouth Beach, N.J.
February 18, 2016